SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Franklin Limited Duration Income Trust
(Name of Issuer)

Common Stock, without par value
(Title of Class of Securities)

35472T101
(CUSIP Number)

Saba Capital Management, L.P.
405 Lexington Avenue
58th Floor
New York, NY 10174
Attention: Michael D’Angelo
(212) 542-4635
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 23, 2017
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [X]

(Page 1 of 5 Pages)

______________________________
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 35472T101	SCHEDULE 13D/A	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON Saba Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,591,771
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,591,771
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,591,771
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.40%[1]
14	TYPE OF REPORTING PERSON PN; IA

____________________________
1 The percentages used in this Schedule 13D/A are calculated based upon 26,795,526 Shares outstanding as of September 30, 2016 as reported in the Issuer's Annual Report to Shareholders on Form N-CSRS filed on December 1, 2016.

CUSIP No. 35472T101	SCHEDULE 13D/A	Page 3 of 6 Pages

1	NAME OF REPORTING PERSON Boaz R. Weinstein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,591,771
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,591,771
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,591,771
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.40%[1]
14	TYPE OF REPORTING PERSON IN

____________________________
1 The percentages used in this Schedule 13D/A are calculated based upon 26,795,526 Shares outstanding as of September 30, 2016 as reported in the Issuer's Annual Report to Shareholders on Form N-CSRS filed on December 1, 2016.

CUSIP No. 35472T101	SCHEDULE 13D/A	Page 4 of 6 Pages

This Amendment No. 3 (“Amendment No. 3”) amends and supplements the statement on Schedule 13D filed on March 4, 2016 (the “Original Schedule 13D”) and Amendment No. 1 to the Original Schedule 13D filed with the SEC on April 20, 2016, and Amendment No. 2, filed on May 18, 2016. Together with this Amendment No. 3, Amendment No. 2, Amendment No. 1, and the Original Schedule 13D, with respect to the common stock, (the “Shares”), of Franklin Limited Duration Income Trust (the “Issuer”). Capitalized terms used herein and not otherwise defined in this Amendment No. 3 have the meanings set forth in the Original Schedule 13D, Amendment No. 1 and Amendment No. 2. This Amendment No. 3 amends Items 3 and 5 as set forth below.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Funds for the purchase of the Common Shares were derived from the subscription proceeds from investors in SCMF, SCMF II, SCLMF, SCS, SCEF 1 and SCEF 2 and the capital appreciation thereon and margin account borrowings made in the ordinary course of business. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the account, which may exist from time to time. Since other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Common Shares reported herein. A total of $41,073,981 was paid to acquire the Common Shares reported herein.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)

See rows (11) and (13) of the cover pages to this Schedule 13D/A for the aggregate number of Common Shares and percentages of the Common Shares beneficially owned by each of the Reporting Persons. The percentages used in this Schedule 13D/A are calculated based upon 26,795,526 Shares outstanding as of September 30, 2016 as reported in the Issuer's Annual Report to Shareholders on Form N-CSRS filed on December 1, 2016.

(b)

See rows (7) through (10) of the cover pages to this Schedule 13D/A for the number of Common Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	The transactions in the Shares effected since the filing of Amendment No. 2 by Saba Capital, which were all in the open market, are set forth in Schedule A, and are incorporated herein by reference.

(d)

No person other than the Reporting Persons and the Saba Entities is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Common Shares.

(e)	Not applicable.

CUSIP No. 35472T101	SCHEDULE 13D/A	Page 5 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 27, 2017

SABA CAPITAL MANAGEMENT, L.P.

/s/ Michael D’Angelo
Name: Michael D’Angelo
Title: Chief Compliance Officer

BOAZ R. WEINSTEIN

/s/ Michael D’Angelo
Name: Michael D’Angelo
Title: Attorney-in-fact*

* Pursuant to a power of attorney dated as of November 16, 2015, which is incorporated herein by reference to Exhibit 2 to the Schedule 13G filed by the Reporting Persons on December 28, 2015, accession number: 0001062993-15-006823

CUSIP No. 35472T101	SCHEDULE 13D/A	Page 6 of 6 Pages

Schedule A

This Schedule sets forth information with respect to each purchase and sale of Shares which were effectuated by a Reporting Person since the Amendment No. 2 filing on 5/18/2016. All transactions were effectuated in the open market through a broker.

Shares Purcahsed
Date	(Sold)	Price
2/24/2017	(71,044)	12.14
2/23/2017	(114,911)	12.22
2/21/2017	(10,867)	12.23
2/17/2017	(29,909)	12.23
2/16/2017	(17,068)	12.27
2/16/2017	(3,100)	12.25
2/15/2017	(25,577)	12.27
2/14/2017	(41,547)	12.23
2/10/2017	(28,896)	12.23
2/9/2017	(33,710)	12.22
2/8/2017	(64,171)	12.20